Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Company, “NNVC” www.nanoviricides.com

April 27, 2010

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed on March 4, 2010
File No. 333-165221

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant").  Having been advised that the Commission has no further comments to the Registrant's Form S-3 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Thursday, April 29, 2010 at 9:00 a.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Eugene Seymour
Eugene Seymour, MD MPH

135 Wood Street, Ste. 205, West Haven, CT 06516. Tel./Fax: 203-937-6137.